INDEPENDENT AUDITORS' CONSENT

The Board of Directors of Nationwide Life and Annuity Insurance Company and Contract Owners of Nationwide VL Separate Account - C:




We consent to the use of our reports for Nationwide VL Separate Account-C dated February 20, 2004 and for Nationwide Life and Annuity Insurance Company dated March 11, 2004, included herein, and to the reference to our firm under the heading "Services" in the Statement of Additional Information (File No. 333-43639). Our report for Nationwide Life and Annuity Insurance Company refers to a change to the method of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.





KPMG LLP
Columbus, Ohio
April 28, 2004